--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                             Tender Offer Statement
                     Under Section 14(d)(1) or 13(e)(1) of
                      The Securities Exchange Act of 1934

                           GENERAL MOTORS CORPORATION
                       (Name of Subject Company (issuer))

                      GENERAL MOTORS CORPORATION (ISSUER)
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                                  COMMON STOCK
                           $1 2/3 Par Value Per Share
                         (Title of Class of Securities)

                                   370442105
                     (CUSIP Number of Class of Securities)

                                 Peter R. Bible
                            Chief Accounting Officer
                           General Motors Corporation
                             300 Renaissance Center
                             Detroit, MI 48265-3000
                                 (313) 556-5000
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  -Copies to-

          Warren G. Andersen                      Marcy J.K. Tiffany
      General Motors Corporation            Hughes Electronics Corporation
         300 Renaissance Center              200 North Sepulveda Boulevard
        Detroit, Michigan 48265              El Segundo, California 90245
            (313) 665-4921                          (310) 662-9688

  Joseph P. Gromacki           Frederick S. Green           Francis J. Morison                Victor I. Lewkow
   Kirkland & Ellis           Michael E. Lubowitz              Sarah Beshar          Cleary, Gottlieb, Steen & Hamilton
200 East Randolph Drive    Weil, Gotshal & Manges LLP     Davis Polk & Wardwell            One Liberty Plaza New
Chicago, Illinois 60601         767 Fifth Avenue           450 Lexington Avenue             York, New York 10006
    (312) 861-2000          New York, New York 10153     New York, New York 10017              (212) 225-2000
                                 (212) 310-8000               (212) 450-4000

                                 -------------

                           CALCULATION OF FILING FEE
              ------------------------------------------------
              ------------------------------------------------

            Transaction Valuation*                        Amount of Filing Fee
              ----------------------------------------------------------------
                $7,586,739,033                               $1,517,347.81
              ----------------------------------------------------------------

              ------------------------------------------------

* Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,121,428.17         Form or Registration No.: Form S-4
Filing party: General Motors Corporation      Registration No. 333-30826
                                              Date Filed: March 22, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]third-party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This Schedule TO is being filed with the Securities and Exchange Commission (the "Commission") by General Motors Corporation ("General Motors" or "GM") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-30826) (as amended through the date hereof, the "Registration Statement") regarding an offer by General Motors to holders of $1 2/3 par value common stock to exchange 1.065 shares of Class H common stock of General Motors for each share of $1 2/3 par value common stock validly tendered and accepted by GM in the exchange offer. GM will accept up to 86,396,977 shares of $1 2/3 par value common stock in the aggregate and will issue up to a total of 92,012,781 shares of Class H common stock in the exchange offer. If more than 86,396,977 shares of $1 2/3 par value common stock are validly tendered, GM will accept shares for exchange on a pro rata basis as described in the Offering Circular-Prospectus dated April 24, 2000 (the "Offering Circular-Prospectus"). A copy of the Offering Circular-Prospectus is incorporated herein by reference to the Registration Statement.

   Pursuant to General Instruction F to Schedule TO, the information contained in the Offering Circular- Prospectus is hereby incorporated by reference in answer to the following items: Item 2; Item 3; Item 4(a)(1)(i)-(iii) and (v)-
(xii); Item 5; Item 6(a), (b) and (c)(3); Item 7(a); Item 9; and Item 11(a)(2) and (3).

Item 1. Summary Term Sheet.

   Not applicable.

Item 4. Terms of the Transaction.

   (a) (1)(iv) Not applicable.

   (2) Not applicable.

   (b) The exchange offer is open to all holders of $1 2/3 par value common stock who tender their shares in a jurisdiction where the exchange offer is permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of General Motors who is a holder of $1 2/3 par value common stock may participate in the transaction.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (c) (1)-(2) None.

   (4)-(8) None.

   (9) General Motors may acquire various General Motors securities from time to time in the future and expects to issue various General Motors securities from time to time, in each case for general or special corporate purposes.

   (10) None.

Item 7. Source and Amount of Funds or Other Consideration.

   (b) Not applicable.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) Not applicable.

   (b) On December 15, 1999, in order to fulfill its previously disclosed goal of repurchasing shares of $1 2/3 par value common stock, General Motors entered into a derivative transaction pursuant to which it purchased for cash from a financial institution on that date 8,510,700 shares of $1 2/3 par value common stock. GM is obligated to deliver to the financial institution any difference in the notional value of such amount of shares, based on trading prices to be determined during a period following July 25, 2000. GM has the option to settle this derivative trade either in cash or through delivery of securities. GM also has the right from time to time to settle all or part of the transaction prior to July 25, 2000 by delivering a notice of early settlement, in which event the notional value for the shares settled will be determined in respect of the earlier settlement date.

   On the dates listed below, GM required early settlement of the number of shares of $1 2/3 par value common stock specified below. The final price per share used in the calculation of payments is also specified below. All settlements were cash settlements and no transfer of shares to or by GM was made in connection with these settlements.

   GM has been informed by its financial institution counterparty that on the dates specified the counterparty effected purchases of the shares of $1 2/3 par value common stock through floor transactions on the New York Stock Exchange in corresponding amounts and at corresponding prices. GM has been informed by its counterparty that such shares were used to make adjustments to its hedging positions to the transaction made necessary by the early settlement.

      Date                                      Number of Shares Price Per Share
      ----                                      ---------------- ---------------
      12/15/1999...............................     500,000         $70.9409
      12/16/1999...............................     500,000          72.8146
      12/17/1999...............................     631,000          72.4705
      02/03/2000...............................     630,500          81.6928
      02/04/2000...............................     500,000          81.9806
      02/07/2000...............................     650,000          81.0157
      02/08/2000...............................     820,000          79.1695
      02/09/2000...............................     850,000          79.7829

   Based on information available to GM as of April 20, 2000, the following table sets forth the transactions in shares of $1 2/3 par value common stock by GM executive officers and directors during the 60 days prior to the date of this filing, including transactions pursuant to the GM Savings-Stock Purchase Plan ("S-SPP") which includes "matching" and other contributions by GM.

                                       Acquired      Disposed of
                                    --------------- -------------
        Name                Date    Shares  Price   Shares Price  Transaction Type
        ----             ---------- ------ -------- ------ ------ -----------------
Barclay, Kathleen S..... 02/29/2000    13  $76.0625               S-SPP Acquisition
                         03/10/2000     5   77.8125               S-SPP Acquisition
                         03/15/2000    12   78.8125               S-SPP Acquisition
                         03/31/2000    11   82.8125               S-SPP Acquisition
                         04/14/2000    14   82.0625               S-SPP Acquisition

Bible, Peter R.......... 02/29/2000     5   76.0625               S-SPP Acquisition
                         03/10/2000    10   77.8125               S-SPP Acquisition
                         03/15/2000     4   78.8125               S-SPP Acquisition
                         03/31/2000     4   82.8125               S-SPP Acquisition
                         04/14/2000     5   82.0625               S-SPP Acquisition
                         04/18/2000 1,253     44.73 1,253  $85.50 Option Exercise
                         04/18/2000 1,128     46.59 1,128   85.50 Option Exercise
                         04/18/2000 1,659     71.53 1,659   85.50 Option Exercise

Briggs, Guy D........... 02/28/2000 7,321     36.87 7,321   78.07 Option Exercise
                         02/29/2000    18   76.0625               S-SPP Acquisition
                         03/10/2000   114   77.8125               S-SPP Acquisition
                         03/15/2000    17   78.8125               S-SPP Acquisition
                         03/31/2000    17   82.8125               S-SPP Acquisition
                         04/14/2000    19   82.0625               S-SPP Acquisition

                                       Acquired      Disposed of
                                    --------------- -------------
        Name                Date    Shares  Price   Shares Price  Transaction Type
        ----             ---------- ------ -------- ------ ------ -----------------

Burns, Lawrence, D...... 02/29/2000     10 $76.0625               S-SPP Acquisition
                         03/10/2000      8  77.8125               S-SPP Acquisition
                         03/15/2000      9  78.8125               S-SPP Acquisition
                         03/31/2000      9  82.8125               S-SPP Acquisition
                         04/14/2000     11  82.0625               S-SPP Acquisition
Burns, Michael J........ 02/29/2000     43  76.0625               S-SPP Acquisition
                         03/10/2000     24  77.8125               S-SPP Acquisition
                         03/16/2000    744    44.73    408 $81.38 Option Exercise
                         03/16/2000    715    46.59    409  81.38 Option Exercise
                         03/31/2000     39  82.8125               S-SPP Acquisition
                         04/18/2000  6,210    44.73  6,210  84.25 Option Exercise

Card, Jr., Andrew H..... 02/29/2000      2  76.0625               S-SPP Acquisition
                         03/15/2000      2  78.8125               S-SPP Acquisition
                         03/31/2000      2  82.8125               S-SPP Acquisition
                         04/14/2000      2  82.0625               S-SPP Acquisition

Cherry, Wayne K......... 02/29/2000     16  76.0625               S-SPP Acquisition
                         03/10/2000      3  77.8125               S-SPP Acquisition
                         03/15/2000     15  78.8125               S-SPP Acquisition
                         03/31/2000      8  82.8125               S-SPP Acquisition
                         04/14/2000     10  82.0625               S-SPP Acquisition

Clark, Darwin E......... 02/29/2000     16  76.0625               S-SPP Acquisition
                         03/10/2000     20  77.8125               S-SPP Acquisition
                         03/15/2000     16  78.8125               S-SPP Acquisition
                         03/27/2000  2,233    44.73  1,153  86.57 Option Exercise
                         03/27/2000  1,430    46.59    769  86.57 Option Exercise
                         03/31/2000     15  82.8125               S-SPP Acquisition
                         04/14/2000     16  82.0625               S-SPP Acquisition
                         04/18/2000  5,882    45.30  5,882  86.07 Option Exercise
                         04/18/2000 10,547    40.07 10,547  86.07 Option Exercise
                         04/18/2000 14,720    44.73 14,720  86.07 Option Exercise
                         04/18/2000  8,988    46.59  8,988  86.07 Option Exercise

Clarke, Troy A.......... 02/29/2000     14  76.0625               S-SPP Acquisition
                         03/10/2000      4  77.8125               S-SPP Acquisition
                         03/31/2000     13  82.8125               S-SPP Acquisition

Colvin, Frank L......... 02/29/2000     29  76.0625               S-SPP Acquisition
                         03/10/2000      7  77.8125               S-SPP Acquisition
                         03/31/2000     27  82.8125               S-SPP Acquisition

Cowger, Gary L.......... 02/29/2000     19  76.0625               S-SPP Acquisition
                         03/10/2000     28  77.8125               S-SPP Acquisition
                         03/15/2000     19  78.8125               S-SPP Acquisition
                         03/31/2000     18  82.8125               S-SPP Acquisition
                         04/14/2000     21  82.0625               S-SPP Acquisition

Creek, Wallace W........ 02/29/2000      8  76.0625               S-SPP Acquisition
                         03/10/2000      2  77.8125               S-SPP Acquisition
                         03/15/2000      7  78.8125               S-SPP Acquisition
                         03/31/2000      7  82.8125               S-SPP Acquisition
                         04/14/2000      8  82.0625               S-SPP Acquisition

                                       Acquired      Disposed of
                                    --------------- --------------
        Name                Date    Shares  Price   Shares  Price  Transaction Type
        ----             ---------- ------ -------- ------ ------- -----------------

Davis, Thomas J......... 02/29/2000                  2,800 $ 78.25 Sale
                         02/29/2000     22 $76.0625                S-SPP Acquisition
                         03/15/2000     13  78.8125                S-SPP Acquisition
                         04/06/2000  2,492    40.07  1,182   84.41 Option Exercise
                         04/06/2000    745    44.73    394   84.41 Option Exercise
                         04/19/2000 15,765    40.07 15,765   87.82 Option Exercise

Elson, Gerald L......... 02/29/2000      9  76.0625                S-SPP Acquisition
                         03/10/2000      2  77.8125                S-SPP Acquisition
                         03/15/2000      9  78.8125                S-SPP Acquisition
                         03/31/2000      8  82.8125                S-SPP Acquisition
                         04/14/2000     10  82.0625                S-SPP Acquisition
Feldstein, Eric A....... 02/29/2000     13  76.0625                S-SPP Acquisition
                         03/10/2000      7  77.8125                S-SPP Acquisition
                         03/15/2000     12  78.8125                S-SPP Acquisition
                         03/31/2000     12  82.8125                S-SPP Acquisition
                         04/14/2000     14  82.0625                S-SPP Acquisition

Finnegan, John D........ 02/29/2000     26  76.0625                S-SPP Acquisition
                         03/10/2000     10  77.8125                S-SPP Acquisition
                         03/15/2000     20  78.8125                S-SPP Acquisition

Gillum, Roderick D...... 02/29/2000      9  76.0625                S-SPP Acquisition
                         03/10/2000      4  77.8125                S-SPP Acquisition
                         03/15/2000      9  78.8125                S-SPP Acquisition
                         03/31/2000      8  82.8125                S-SPP Acquisition
                         04/14/2000     10  82.0625                S-SPP Acquisition

Gottschalk, Thomas A.... 02/29/2000     39  76.0625                S-SPP Acquisition
                         03/10/2000      3  77.8125                S-SPP Acquisition
                         03/15/2000     37  78.8125                S-SPP Acquisition
                         03/31/2000     15  82.8125                S-SPP Acquisition

Grimaldi, Michael A..... 02/29/2000     15  76.0625                S-SPP Acquisition
                         03/10/2000     16  77.8125                S-SPP Acquisition
                         03/15/2000     15  78.8125                S-SPP Acquisition
                         03/31/2000     14  82.8125                S-SPP Acquisition
                         04/14/2000     17  82.0625                S-SPP Acquisition

Guarascio, Philip....... 03/10/2000     35  77.8125                S-SPP Acquisition
                         03/15/2000      6  78.8125                S-SPP Acquisition
                         03/27/2000    744    44.73    384 86.57   Option Exercise
                         03/27/2000    715    46.59    384 86.57   Option Exercise
                         03/27/2000    467    71.53    385 86.57   Option Exercise
                         03/31/2000      5  82.8125                S-SPP Acquisition
                         04/14/2000     48  82.0625                S-SPP Acquisition
                         04/18/2000    850    45.30    850 86.07   Option Exercise
                         04/18/2000  9,293    44.73  9,293 86.07   Option Exercise
                         04/18/2000  4,493    46.59  4,493 86.07   Option Exercise

Hackworth, Donald E..... 04/18/2000 19,561    28.62 19,561 85.6381 Option Exercise
                         04/18/2000 23,473    25.99 23,473 85.6381 Option Exercise

                                         Acquired      Disposed of
                                     ---------------- --------------
        Name                 Date    Shares   Price   Shares  Price  Transaction Type
        ----              ---------- ------- -------- ------- ------ -----------------

Happel, Roy William.....  02/29/2000       8 $76.0625                S-SPP Acquisition
                          03/10/2000       1  77.8125                S-SPP Acquisition
                          03/15/2000       7  78.8125                S-SPP Acquisition
                          03/31/2000       7  82.8125                S-SPP Acquisition
                          04/14/2000       8  82.0625                S-SPP Acquisition

Harris, Steven J........  02/29/2000      13  76.0625                S-SPP Acquisition
                          03/15/2000      13  78.8125                S-SPP Acquisition
                          03/31/2000       9  82.8125                S-SPP Acquisition
                          04/14/2000      14  82.0625                S-SPP Acquisition

Henderson, Frederick A..  02/29/2000      29  76.0625                S-SPP Acquisition
                          03/10/2000      19  77.8125                S-SPP Acquisition
                          03/31/2000      27  82.8125                S-SPP Acquisition

Hendry, Robert W........  02/29/2000      25  76.0625                S-SPP Acquisition
                          03/10/2000       1  77.8125                S-SPP Acquisition
                          03/31/2000      23  82.8125                S-SPP Acquisition

Herman, David J.........  02/29/2000      19  76.0625                S-SPP Acquisition
                          03/31/2000      18  82.8125                S-SPP Acquisition

Hogan, Mark T...........  02/29/2000      31  76.0625                S-SPP Acquisition
                          03/10/2000      20  77.8125                S-SPP Acquisition
                          03/15/2000      18  78.8125                S-SPP Acquisition
                          03/29/2000   1,488    44.73     802 $82.91 Option Exercise
                          03/29/2000     715    46.59     401  82.91 Option Exercise

Hughes, Jr., Louis R....  02/29/2000      23  76.0625                S-SPP Acquisition
                          03/10/2000      14  77.8125                S-SPP Acquisition
                          03/15/2000       1  78.8125                S-SPP Acquisition
                          04/19/2000  65,204    45.30  65,204  87.82 Option Exercise
                          04/19/2000 130,410    40.07 130,410  87.82 Option Exercise

Hurlbert, Jeffrey P.....  02/29/2000      19  76.0625                S-SPP Acquisition
                          03/10/2000       5  77.8125                S-SPP Acquisition
                          03/31/2000      17  82.8125                S-SPP Acquisition
                          04/12/2000   2,202    45.30   1,117  89.25 Option Exercise

Idei, Nobuyuki..........  02/17/2000   4,250    75.81                Purchase

Kutner, Harold R........  02/29/2000      12  76.0625                S-SPP Acquisition
                          03/10/2000       1  77.8125                S-SPP Acquisition
                          03/15/2000      11  78.8125                S-SPP Acquisition
                          03/31/2000      11  82.8125                S-SPP Acquisition
                          04/14/2000      13  82.0625                S-SPP Acquisition
                          04/19/2000   6,578    40.07   6,578  87.82 Option Exercise

LaSorda, Thomas W.......  02/29/2000      13  76.0625                S-SPP Acquisition
                          03/10/2000       5  77.8125                S-SPP Acquisition
                          03/15/2000      12  78.8125                S-SPP Acquisition
                          03/31/2000      11  82.8125                S-SPP Acquisition
                          04/14/2000      13  82.0625                S-SPP Acquisition

                                       Acquired      Disposed of
                                    --------------- -------------
        Name                Date    Shares  Price   Shares Price  Transaction Type
        ----             ---------- ------ -------- ------ ------ -----------------
Losh, J. Michael........ 02/29/2000    19  $76.0625               S-SPP Acquisition
                         03/10/2000    10   77.8125               S-SPP Acquisition
                         03/15/2000    16   78.8125               S-SPP Acquisition

Lovejoy, William J...... 02/29/2000    20   76.0625               S-SPP Acquisition
                         03/10/2000    17   77.8125               S-SPP Acquisition
                         03/15/2000    19   78.8125               S-SPP Acquisition
                         03/31/2000    18   82.8125               S-SPP Acquisition
                         04/14/2000    20   82.0625               S-SPP Acquisition

McClurg, Ned S.......... 02/29/2000    15   76.0625               S-SPP Acquisition
                         03/10/2000     9   77.8125               S-SPP Acquisition
                         03/15/2000    15   78.8125               S-SPP Acquisition
                         03/28/2000   744     44.73   395  $84.22 Option Exercise
                         03/28/2000 1,430     46.59   791   84.22 Option Exercise
                         03/31/2000    14   82.8125               S-SPP Acquisition
                         04/14/2000    16   82.0625               S-SPP Acquisition
                         04/19/2000 5,339     44.73 5,339   87.82 Option Exercise
                         04/19/2000 5,695     46.59 5,695   87.82 Option Exercise

Middlebrook, John G..... 02/29/2000    14   76.0625               S-SPP Acquisition
                         03/10/2000    19   77.8125               S-SPP Acquisition
                         03/15/2000    14   78.8125               S-SPP Acquisition
                         03/24/2000   744     44.73   389   85.35 Option Exercise
                         03/24/2000   715     46.59   390   85.35 Option Exercise
                         03/31/2000    13   82.8125               S-SPP Acquisition
                         04/14/2000    15   82.0625               S-SPP Acquisition

Minano, Dennis R........ 02/29/2000     8   76.0625               S-SPP Acquisition
                         03/10/2000     1   77.8125               S-SPP Acquisition
                         03/15/2000     8   78.8125               S-SPP Acquisition
                         03/31/2000     8   82.8125               S-SPP Acquisition
                         04/14/2000     9   82.0625               S-SPP Acquisition

Mueller, Arvin F........ 02/29/2000    12   76.0625               S-SPP Acquisition
                         03/10/2000     2   77.8125               S-SPP Acquisition
                         03/15/2000    10   78.8125               S-SPP Acquisition

Nerod, Richard C........ 02/29/2000    12   76.0625               S-SPP Acquisition
                         03/10/2000     2   77.8125               S-SPP Acquisition
                         03/15/2000     5   78.8125               S-SPP Acquisition

Patel, Homi K........... 02/29/2000     9   76.0625               S-SPP Acquisition
                         03/10/2000     2   77.8125               S-SPP Acquisition
                         03/15/2000     9   78.8125               S-SPP Acquisition
                         03/31/2000     8   82.8125               S-SPP Acquisition
                         04/14/2000    10   82.0625               S-SPP Acquisition

Pearce, Harry J......... 02/29/2000    18   76.0625               S-SPP Acquisition
                         03/10/2000    18   77.8125               S-SPP Acquisition
                         03/15/2000     6   78.8125               S-SPP Acquisition

Queen, James E.......... 02/29/2000    23   76.0625               S-SPP Acquisition
                         03/10/2000    17   77.8125               S-SPP Acquisition
                         03/15/2000    22   78.8125               S-SPP Acquisition
                         03/31/2000    21   82.8125               S-SPP Acquisition
                         04/14/2000    24   82.0625               S-SPP Acquisition

                                       Acquired      Disposed of
                                    --------------- -------------
       Name                 Date    Shares  Price   Shares Price  Transaction Type
       ----              ---------- ------ -------- ------ ------ -----------------
Reed, W. Allen.......... 02/29/2000     18 $76.0625               S-SPP Acquisition
                         03/10/2000      4  77.8125               S-SPP Acquisition
                         03/15/2000     18  78.8125               S-SPP Acquisition
                         03/31/2000     17  82.8125               S-SPP Acquisition
                         04/14/2000     19  82.0625               S-SPP Acquisition

Roberts, Roy S.......... 02/29/2000     12  76.0625               S-SPP Acquisition
                         03/10/2000      2  77.8125               S-SPP Acquisition
                         03/15/2000     11  78.8125               S-SPP Acquisition
                         03/31/2000     11  82.8125               S-SPP Acquisition
                         04/11/2000  2,202    45.30  1,143 $87.25 Option Exercise
                         04/11/2000  2,233    44.73  1,144  87.25 Option Exercise
                         04/11/2000  1,430    46.59    763  87.25 Option Exercise
                         04/11/2000    467    71.53    382  87.25 Option Exercise

Schlais, Jr., Rudolph
 A...................... 02/29/2000     41  76.0625               S-SPP Acquisition
                         03/10/2000      2  77.8125               S-SPP Acquisition
                         03/31/2000     38  82.8125               S-SPP Acquisition

Smith, Jr., John F...... 02/29/2000     10  76.0625               S-SPP Acquisition
                         03/10/2000     25  77.8125               S-SPP Acquisition
                         03/17/2000                  5,000        Gift

Smith, John F........... 02/29/2000      8  76.0625               S-SPP Acquisition
                         03/10/2000      3  77.8125               S-SPP Acquisition
                         03/15/2000      7  78.8125               S-SPP Acquisition
                         03/31/2000      7  82.8125               S-SPP Acquisition
                         04/14/2000      9  82.0625               S-SPP Acquisition

Spielman, Joseph D...... 02/29/2000      9  76.0625               S-SPP Acquisition
                         03/10/2000      2  77.8125               S-SPP Acquisition
                         03/15/2000      9  78.8125               S-SPP Acquisition
                         03/31/2000      8  82.8125               S-SPP Acquisition
                         04/10/2000  2,202    45.30  1,144  87.13 Option Exercise
                         04/10/2000  2,492    40.07  1,146  87.13 Option Exercise
                         04/14/2000     10  82.0625               S-SPP Acquisition
                         04/18/2000 13,446    45.30 13,446  85.75 Option Exercise
                         04/18/2000 12,634    33.17 12,634  85.75 Option Exercise

Stephens, Thomas G...... 02/29/2000                  1,790  78.44 Sale
                         02/29/2000      9  76.0625               S-SPP Acquisition
                         03/10/2000      1  77.8125               S-SPP Acquisition
                         03/15/2000      9  78.8125               S-SPP Acquisition
                         03/31/2000      9  82.8125               S-SPP Acquisition
                         04/14/2000     10  82.0625               S-SPP Acquisition

Szygenda, Ralph J....... 02/29/2000     26  76.0625               S-SPP Acquisition
                         03/10/2000      3  77.8125               S-SPP Acquisition
                         03/15/2000     26  78.8125               S-SPP Acquisition
                         03/31/2000     24  82.8125               S-SPP Acquisition
                         04/14/2000     21  82.0625               S-SPP Acquisition

Trudell, Cynthia M...... 02/29/2000     11  76.0625               S-SPP Acquisition
                         03/10/2000      2  77.8125               S-SPP Acquisition
                         03/15/2000     11  78.8125               S-SPP Acquisition
                         03/31/2000     10  82.8125               S-SPP Acquisition

                                       Acquired      Disposed of
                                    --------------- -------------
       Name                 Date    Shares  Price   Shares Price  Transaction Type
       ----              ---------- ------ -------- ------ ------ -----------------
                         04/04/2000    744 $  44.73    402 $82.60 Option Exercise
                         04/04/2000    858    46.59    483  82.60 Option Exercise
                         04/14/2000     12  82.0625               S-SPP Acquisition
                         04/20/2000  2,855    44.73  2,855  90.31 Option Exercise

Wagoner, Jr., G.
 Richard................ 03/10/2000     16  77.8125               S-SPP Acquisition

Wetzell II, John J...... 02/29/2000     21  76.0625               S-SPP Acquisition
                         03/10/2000     28  77.8125               S-SPP Acquisition
                         03/15/2000     20  78.8125               S-SPP Acquisition
                         03/31/2000     19  82.8125               S-SPP Acquisition
                         04/14/2000     21  82.0625               S-SPP Acquisition
                         04/20/2000  7,433    36.87  74.33  90.00 Option Exercise

Wiemels, James R........ 02/29/2000     31  76.0625               S-SPP Acquisition
                         03/10/2000     26  77.8125               S-SPP Acquisition
                         03/31/2000     28  82.8125               S-SPP Acquisition
                         04/10/2000  2,202    45.30  1,144  87.13 Option Exercise
                         04/10/2000  2,233    44.73  1,146  87.13 Option Exercise

Zarrella, Ronald L...... 02/29/2000  3,000    28.62  1,929  77.07 Option Exercise
                         02/29/2000    744    44.73    431  77.07 Option Exercise
                         02/29/2000  1,430    46.59    864  77.07 Option Exercise
                         02/29/2000     40  76.0625               S-SPP Acquisition
                         03/10/2000      5  77.8125               S-SPP Acquisition
                         03/15/2000     20  78.8125               S-SPP Acquisition

Item 10. Financial Statements.

   (a) (1) Reference is made to Item 8 in the Annual Report on Form 10-K of General Motors for the fiscal year ended December 31, 1999, and "Appendix A:
Hughes Electronics Corporation Audited Financial Statements" and "Where You Can Find More Information" in the Offering Circular-Prospectus, which are incorporated herein by reference.

       (2) Not applicable.

       (3) Reference is made to Exhibit 12 to the Annual Report on Form 10-K of General Motors for the fiscal year ended December 31, 1999.

       (4) Reference is made to "Comparative Per Share Data" in the Offering Circular-Prospectus, which is incorporated herein by reference.

   (b) Reference is made to "Comparative Per Share Data" and "Capitalization of GM" in the Offering Circular-Prospectus, which is incorporated herein by reference.

Item 11. Additional Information.

   (a) (1) None.

       (4) Not applicable.

       (5) None.

   (b) None.

Item 12. Exhibits.

   A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2000                     General Motors Corporation

                                                 /s/ Warren G. Andersen
                                          By: _________________________________
                                            Name: Warren G. Andersen
                                            Title: Assistant Secretary
                                                   and Attorney In Fact

                               INDEX TO EXHIBITS

   Exhibit No.                          Description
   -----------                          -----------
 12(a)(1)(i)     Offering Circular-Prospectus dated April 24, 2000,
                 incorporated by reference to the Registration Statement.

 12(a)(1)(ii)    Letter of Transmittal and Instructions to the Letter of
                 Transmittal, incorporated by reference to Exhibit 99.1
                 to the Registration Statement.

 12(a)(1)(iii)   Notice of Guaranteed Delivery, incorporated by reference
                 to Exhibit 99.2 to the Registration Statement.

 12(a)(1)(iv)    Letter to Brokers, Securities Dealers, Commercial Banks,
                 Trust Companies and Other Nominees, incorporated by
                 reference to Exhibit 99.3 to the Registration Statement.

 12(a)(1)(v)     Letter to Clients for use by Brokers, Securities
                 Dealers, Commercial Banks, Trust Companies and Other
                 Nominees, incorporated by reference to Exhibit 99.4 to
                 the Registration Statement.

 12(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9, incorporated by reference
                 to Exhibit 99.5 to the Registration Statement.

 12(a)(1)(vii)   Letter from General Motors Corporation to holders of $1
                 2/3 par value common stock, incorporated by reference to
                 Exhibit 99.6 to the Registration Statement.

 12(a)(1)(viii)  Checklist for Participation in the Exchange Offer, incorporated by reference to Exhibit 99.7 to the Registration Statement.

 12(a)(1)(ix)    Letter from General Motors Corporation to Savings Plan
                 Participants.

 12(a)(1)(x)     Correspondence to GM Savings Plan Participants.

 12(a)(1)(xi)    Correspondence to GM of Canada Savings Plan
                 Participants.

 12(a)(1)(xii)   Correspondence to GMAC Mortgage Group Savings Plan
                 Participants.

 12(a)(1)(xiii)  Supplemental Disclosure for Belgium in French.

 12(a)(1)(xiv)   Supplemental Disclosure for Belgium in Dutch.

 12(a)(1)(xv)    Supplemental Disclosure for Germany, which together with
                 the U.K. Prospectus, as defined below, constitutes the
                 German prospectus.

 12(a)(1)(xvi)   Supplemental Disclosure for the Canadian Province of
                 Quebec.

 12(a)(1)(xvii)  Supplemental Disclosure for the United Kingdom, which together with substantially all of the Registration
                 Statement, incorporated herein by reference, and the Annual Report on Form 10-K of General Motors for the fiscal year ended December 31, 1999, incorporated herein by reference, constitutes the United Kingdom prospectus
                 (the "U.K. Prospectus").

 12(a)(1)(xviii) Letter to holders of $1 2/3 par value common stock in
                 Germany.

 12(a)(1)(xix)   Notice to registered holders of $1 2/3 par value common
                 stock in the Netherlands.

 12(a)(1)(xx)    Letter of Transmittal for holders of $1 2/3 par value
                 common stock in the Netherlands.

 12(a)(1)(xxi)   Checklist for Participation in the Exchange Offer for
                 holders of $1 2/3 par value common stock in the
                 Netherlands.

 12(a)(2)        Not applicable.

 12(a)(3)        Not applicable.

 12(a)(4) Offering Circular-Prospectus dated April 24, 2000, incorporated by reference to the Registration Statement.

 12(a)(5)(i)     Newspaper Advertisement of Exchange Offer for
                 publication in several U.S. newspapers.

 12(a)(5)(ii)    Form of Information Regarding U.S. Federal Income Tax
                 Basis.


 12(a)(5)(iii)   Form of Stockholder Attachment to 2000 Federal Income
                 Tax Return.

 Exhibit No.                          Description
 -----------                          -----------
 12(b)        Not applicable.

 12(d)(1) Registration Rights Agreement, dated as of June 21, 1999, between General Motors Corporation and America Online,
              Inc., incorporated by reference to Exhibit 99.10 to the Registration Statement.

 12(d)(2) Purchase Agreement, dated as of June 21, 1999, by and among General Motors Corporation, Hughes Electronics Corporation and America Online, Inc., incorporated by reference to
              Exhibit 99.11 to the Registration Statement.

 12(d)(3) Registration Rights Agreement, dated as of April 28, 1999, between General Motors Corporation and PRIMESTAR, Inc., incorporated by reference to Exhibit 99.12 to the Registration Statement.

 12(d)(4) Stock Transfer Agreement, dated April 28, 1999, by and among General Motors Corporation, PRIMESTAR, Inc., TCI
              Satellite Entertainment, Inc. and Hughes Electronics
              Corporation, incorporated by reference to Exhibit 99.13 to the Registration Statement.

 12(d)(5)     Form of Registration Rights Agreement, by and among General
              Motors Corporation and United States Trust Company of New
              York, as Trustee of the General Motors Hourly-Rate
              Employees Pension Plan and as Trustee of a dedicated account within the General Motors Welfare Benefit Trust, incorporated by reference to Exhibit 99.14 to the Registration Statement.

 12(d)(6)     Master Agreement, dated as of March 13, 2000, between Fiat
              S.p.A. and General Motors Corporation, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of General Motors Corporation dated March 13, 2000.


 12(g)        Not applicable.

 12(h)        Opinion of Kirkland & Ellis, incorporated by reference to
              Exhibit 8 to the Registration Statement.